Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

November 26, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 14, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Pony AI Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares ("ADSs"), each representing
one Class A Ordinary Share

Class A Ordinary Shares, par value US$0.0005 per share*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.